EXHIBIT 12.1

	Nine months
	Ended
	September 30,	Years Ended December 31,

Ratio of Earnings to Fixed Charges:	2014	2013	2012	2011	2010	2009

	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$7,248	$15,994	$9,342	$4,925	$1,099	$(3,376)
Fixed charges	7,652	7,800	7,942	10,531	8,314	8,833
Total Earnings	$14,900	$23,794	$17,284	$15,456	$9,413	$5,457
Fixed charges:
Interest expense on deposits	$3,508	$4,077	$4,874	$7,550	$5,759	$6,471
Interest expense on borrowings	2,560	3,308	2,739	2,800	2,515	2,322
Estimated interest portion of rent expense(1)	396	415	329	181	40	40
Total fixed charges	$7,652	$7,800	$7,942	$10,531	$8,314	$8,833
Ratio of earnings to fixed charges:
Excluding interest on deposits	3.60	6.39	5.63	5.18	3.68	2.31
Including interest on deposits	1.95	3.05	2.18	1.47	1.13	0.62

(1)	Estimated to be 33% of rent expense.